UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On March 3, 2026, Sportradar Group AG (the “Company”) issued a press release reporting its fourth quarter 2025 financial results.

A copy of the press release is furnished as Exhibit 99.1 herewith. The IFRS financial information contained in the (i) consolidated statements of profit or loss and other comprehensive income, (ii) consolidated statements of financial position, and (iii) consolidated statements of cash flows included in the press release attached as Exhibit 99.1 hereto is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release of Sportradar Group AG, dated March 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2026

SPORTRADAR GROUP AG

By:	/s/ Craig Felenstein
Name: Craig Felenstein
Title: Chief Financial Officer